1200 RIVERPLACE BOULEVARD • JACKSONVILLE, FL 32207-1809

Phone: (904) 346-1500 Fax: (904) 346-1280

July 12, 2007

Ms. Ta Tanisha Meadows, Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Dear Ms. Meadows:

This letter is a follow-up to our telephone conversation earlier today. As discussed, we will respond to your comments on our recently filed Form 10-K and Form 10-Q. However, since some of our key executives will be out of the office during the next few weeks, we request an extension of time to submit our response. As agreed, we will respond by August 31, 2007.

Sincerely,

/s/ James G. Delfs

James G. Delfs

Senior Vice President, Finance and Chief Financial Officer